Room 4561

May 3, 2006

Mr. Stephen E. Pomeroy
Chief Executive Officer
Pomeroy IT Solutions, Inc.
1020 Petersburg Road
Hebron, KY 41048

> **Re:** **Pomeroy IT Solutions, Inc.**
> **Form 10-K for the Fiscal Year Ended January 5, 2006**
> **Filed April 17, 2006**
> **Form 8-K Filed April 18, 2006**
> **Form 8-K Filed April 26, 2006**
> **File No. 000-20022**

Dear Mr. Pomeroy:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 5, 2006

Note 5. Goodwill and Other Intangible Assets, page F-12

1. We note that you have recorded an estimated goodwill impairment of $16 million. Please explain to us why you believe that recording an estimated impairment

complies with the requirements of paragraphs 18 through 26 of SFAS 142. Additionally, explain to us why it was necessary to estimate the impairment charge considering your disclosure on page F-12 that indicates, "Historically, the Company has performed its annual goodwill impairment testing during the fourth quarter of its fiscal year and reflects the results of that testing in its consolidated financial statements included in its Annual Report on Form 10-K." As part of your response, clarify for us whether your most recent test represents a change in the date of your annual impairment test.

Item 9A. Controls and Procedures, page 27

2.   We note that you have identified several material weaknesses. Please describe to us the steps you have taken (or plan to take) and procedures you have implemented (or plan to implement) to correct each material weakness. Indicate when each corrective action was completed or is expected to be completed. As part of your response, please tell us how you considered disclosing your remediation plan in your Form 10-K.

Form 8-K Filed April 18, 2006

3.   We note that you disclose several non-GAAP measures including EBIT and EBIT excluding certain charges. It appears that your presentation lacks substantive disclosure that addresses the basic requirements of Item 10(e)(1)(i) of Regulation S-K or the disclosures in Question 8 of the Frequently Asked Questions Regarding the Use of non-GAAP Financial Measures. For example, the disclosure does not appear to provide, with equal or greater prominence, the most directly comparable financial measure or measures calculated and presented in accordance with GAAP or explain the economic substance behind your decision to use the measures. The disclosure does not indicate why you believe the measures provide investors with valuable insight into your operating results, or why it is useful to an investor to segregate each of the items for which adjustments are made. Additionally, you do not provide any discussion regarding the material limitations associated with each measure or the manner in which you compensate for such limitations. Note that we believe that detailed disclosures should be provided for each adjustment to your GAAP results and each non-GAAP measure. Please explain to us how your current disclosure meets these requirements.

4.   We note that you have excluded several "unusual one-time" charges from your GAAP measures. Please explain to us your basis for referring to these items as unusual and one-time.

5.   We note your presentation of a non-GAAP statement of operations may create the unwarranted impression that the presentation is based on a comprehensive set of

accounting rules or principles and that such presentation may not comply with
Item 100(b) of Regulation G. Please explain to us your basis for this presentation
and explain how you believe it complies with Item 100(b) of Regulation G.

6.   We note that you refer to your non-GAAP presentation as "pro forma." The
information you have presented should be referred to as "non-GAAP" and not
"pro forma." Pro forma has a different meaning as defined by generally accepted
accounting principles and SEC rules that is significantly different than your
presentation.

Form 8-K Filed April 26, 2006

7.   We note that on April 20, 2006 Crowe Chizek informed you that they would be
resigning effective upon the completion of your first quarter Form 10-Q.   Please
amend your Form 8-K upon the effectiveness of their resignation to provide
updated disclosures through the date the resignation became effective.
Additionally, to the extent you make changes to the Form 8-K to comply with this
comment, please obtain and file and updated Exhibit 16 letter from the former
accountants stating whether the accountant agrees with the statements made in
your revised Form 8-K.

As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. Please submit all
correspondence and supplemental materials on EDGAR as required by Rule 101 of
Regulation S-T. You may wish to provide us with marked copies of any amendment to
expedite our review. Please furnish a cover letter with any amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the
filing;

· staff comments or changes to disclosure in response to staff comments do not
foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christine Davis, Staff Accountant, at (202) 551-3408, Mark Kronforst, Assistant Chief Accountant at (202) 551-3451 or me at (202) 551-3489 if you have questions regarding these comments.

Sincerely,

Brad Skinner
Accounting Branch Chief